UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Sadovnicheskeya nab 69, Moscow, 115035 Russia
7 495 725 4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	243798 10 5

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of above persons (entities only):

Malik Youyou

2.	Check the Appropriate Box If a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

FRANCE

Number of	7.	Sole Voting Power	182,462,393 *
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power	182,462,393 *
Reporting
Person With	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

182,462,393 *

* Mr. Malik Youyou beneficially owns 110,733,823 shares of common stock of Deep Well Oil & Gas, Inc. (“Deep Well”). Of such shares, Mr. Youyou owns (i) directly, 104,575,042 shares of common stock; (ii) directly, exercisable warrants to acquire 71,428,570 shares of common stock of Deep Well; (iii) indirectly, 6,158,781 shares of common stock of Deep Well through Westline Enterprises Limited, a corporation of which Mr. Youyou is the sole stockholder; and (iv) directly, options to purchase up to 450,000 shares of common stock at an exercise price of $0.14 per common share of which 150,000 vested immediately upon grant another 150,000 vested on March 23, 2012 and the remaining 150,000 options will vest on March 23, 2013.

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11):

72.6% **

** As of November 23, 2012 Deep Well has 179,597,113 issued and outstanding shares of common stock. Taking into effect that Mr. Youyou directly and indirectly currently has 110,733,283 shares of common stock of Deep Well and only if Mr. Youyou exercises all of his warrants to acquire an additional 71,428,570 shares of Deep Well’s common stock and vested options to purchase 300,000 shares of Deep Well’s common stock, Mr. Youyou would have 72.60% of the issued and outstanding common stock of the Deep Well. Mr. Youyou has not exercised any warrants or options as of the date of this report.

14.	Type of Reporting Person:

IN

This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2011 and amended November 23, 2010, November 20, 2008, August 19, 2008, July 1, 2008 and March 18, 2008 (such Schedule 13D, as amended, the “Original 13D”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings given to them in the Original 13D. This Amendment No. 6 amends and restates in its entirety Item 1, 3 and 5 of the Original 13D.

ITEM 1. SECURITY AND ISSUER.

This amended Schedule 13D relates to the common stock, par value $0.001 per common share, of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at Suite 700, 10150 100 Street, Edmonton, Alberta T5J 0P6 Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Effective on November 23, 2012, Mr. Youyou closed a private placement with the Issuer for an aggregate of 42,857,142 units at a price of US$0.07 per unit, for total gross proceeds of US$3,000,000. Each unit is comprised of one common share (“Common Share”) and one Common Share purchase warrant (“Whole Warrant”). Each Whole Warrant entitles the holder to purchase one additional Common Share at a price of US$0.105 per Common Share for a period of three years from the date of closing. The exercise price of the Whole Warrants will be adjusted from time to time upon the occurrence of certain events, as provided in the warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Page 2.

(b) See Page 2.

(c) On June 22, 2012, 1,000,000 common stock warrants previously granted to Mr. Youyou pursuant to a subscription agreement dated June 22, 2007, expired unexercised.

(d) Not Applicable.

(e) Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4.1	Form of Subscription Agreement for private placement of units filed herewith.

Exhibit 4.2	Form of Warrant filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2012
Date

Signature

/s/ Malik Youyou
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).